SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                        Commission File Number 0-15038

                          NOTIFICATION OF LATE FILING

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
(Check One):     [  ] Form 10-K      [X] Form 20-F      [  ] Form 11 K      [  ] Form 10-Q     [  ] Form N-SAR
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For Period Ended: December 31, 1999
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
[  ]     Transition Report on Form 10-K             [  ]     Transition Report on Form 10-Q

[  ]     Transition Report on Form 20-F                      [  ]     Transition Report on Form N-SAR

[  ]     Transition Report on Form 11-K


For Transition Period Ended:
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                    Read attached instruction sheet before preparing form. Please print or type


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which notification relates:

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                        Part I. Registrant Information


Full name of registrant:           ARYT INDUSTRIES, LTD.
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Former name if applicable:         N/A
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7 Haplada Street
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Address of principal executive office (Street and number):
Or- Yehuda 60218, Israel
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City, State and Zip Code:

                       Part II. Rule 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[ X ] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)   The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: of the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

[  ]  (c)   The accountant's statement or other exhibit required by Rule
            12B-25(c) has been attached if applicable.

                              Part III. Narrative

The Registrant is unable to file its Form 20-F for its fiscal year ended 12/31/99 by the prescribed date of June 30, 2000 without unreasonable effort or expense due to the need to provide proper disclosure on certain events occurred subsequent to its fiscal year end.


                          Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

         RAN ECKHAUS             ++972-3                 538-8613
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          (Name)               (Area Code)         (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X ]  Yes         [   ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                              [   ]  Yes         [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             ARYT INDUSTRIES LTD.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    29 June 2000              By:         RAN ECKHAUS
         ------------                  ------------------------------
                                       Title: Chief Financial Officer


                                   ATTENTION

Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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ANNEX TO FORM 12B-25

PART IV, Section 3


Due to a capital gain accrued during 1999, the Company's results of operations shows a loss of approximately US$1.9 Million compared with a loss of approximately US$3.1 Million for the year ended December 31, 1998.

The realization of a substantial investment, which was completed during the second quarter of 2000, might change the Company's disclosure requirements on the Form 20-F. This issue was raised during the final stages of the preparation of the 20-F and will be settled within a few days.

The Company does not anticipate changes from the Results of Operations for the period ended December 31, 1999 as reported in the Company's 6-K Report dated April 5, 2000.